

10030521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAR 2 3 2010

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 PENNSYLVANIA AVE. NW, SUITE 300
(No. and Street)

WASHINGTON (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN MCKENNA 202-461-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CLARK SECURITIES COMPANY, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public


District of Columbia: SS
Subscribed and Sworn to before me
this 12 day of March, 2010
Notary Public, D.C.
My commission expires 01/01/2014

MARTHA E. GARCIA
Notary Public District of Columbia
My Commission Expires 01/01/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				(1)	$ 75,771	3480
2. Deduct ownership equity not allowable for Net Capital					(	3490
3. Total ownership equity qualified for Net Capital					75,771	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities					75,771	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement of Financial Condition (Note)	30,016	3540	(2)			
B. Secured demand note deficiency	-	3590				
C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600				
D. Other deductions and/or charges	-	3610			30,016	3620
7. Other additions and/or allowable credits (List)					-	3630
8. Net capital before haircuts on securities positions					45,755	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
A. Contractual securities commitments	$ -	3660				
B. Subordinated securities borrowings	-	3670				
C. Trading and investment securities:						
1. Exempted securities	-	3735				
2. Debt securities	-	3733				
3. Options	-	3730				
4. Other securities	592	3734				
D. Undue Concentration	-	3650				
E. Other (List)	-	3736			592	3740
10. Net Capital				(3)	$ 45,163	3750

SEE ATTACHED

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 75,771
ACCOUNTS RECEIVABLE	(20,960)
ACCRUED EXPENSES	10,000
TOTAL ADJUSTMENTS	(10,960)
EQUITY FROM FOCUS REPORT	$ 64,811

(2) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 55,071
UNALLOWABLE ACCOUNTS RECEIVABLE	(20,868)
ADD ADJUSTMENTS	10,960
AUDITED NET CAPITAL	$ 45,163

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$ 12,336
ADJUSTMENTS	9,907
AUDITED AGGREGATE INDEBTEDNESS	$ 22,243

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$ 1,483	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 40,163	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 42,939	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. Liabilities from Statement of Financial Condition			22,243	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
19. Total aggregate indebtedness		(4)	$ 22,243	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			49%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

Item	Amount	Code
22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) $	N/A	3880
24. Net capital requirement (greater of line 22 or 23) $	N/A	3760
.25 Excess net capital (line 10 less 24) $	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 $	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	HAMILTON CLARK SECURITIES COMPANY	as of DECEMBER 31, 2009

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k)	(2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)	(2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark Securities Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2009.